Exhibit 99.1

YAMANA GOLD Announces CDN$100 Million Equity Financing

TORONTO, December 10 — YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced that it has entered into an agreement with underwriters pursuant to which the Lead Underwriters have agreed to purchase for resale to the public by the Lead Underwriters and a syndicate of underwriters (collectively, the “Underwriters”), 16,700,000 common shares of Yamana on a “bought deal” basis, at a price of Cdn$6.00 per common share for aggregate gross proceeds to Yamana of Cdn$100,200,000. In addition, the Company has agreed to grant to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 2,505,000 common shares of Yamana at a price of Cdn$6.00 per common share, on the same terms and conditions as the Offering (as defined below), exercisable any time, in whole or in part, until the date that is 30 days from the closing date of the Offering.  If the Over-Allotment Option is exercised in full, the total gross proceeds to Yamana will be Cdn$115,230,000 (the “Offering”).

The common shares to be issued under the Offering will be offered by way of a short form prospectus to be filed in all of the provinces of Canada, except Quebec.

The net proceeds from the Offering are expected to be used for ongoing operating and working capital requirements, and may be used to reduce the level of debt currently outstanding under Yamana’s revolving debt facility or for discretionary capital programs as required.

The Offering is expected to close in late December 2008 and is subject to normal regulatory approvals, including the approval of the Toronto Stock Exchange.

The securities being offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

Cautionary note regarding forward-looking statements: This news release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward- looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect,”, “budget”, “target”, “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, but are not limited to, the completion of the proposed offering; the use of proceeds from the offering; the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, possible variations in ore grade or recovery rates, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development and production time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presently for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and the Company’s plans and objectives in making an investment decision and may not be appropriate for other purposes.